ACOLOGY, INC.

912 Maertin Lane

Fullerton, CA 92831Phone:

Tel: (661) 510-0978

VIA ELECTRONIC EDGAR FILING

July 7, 2014

Division of Corporate Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pamela A. Long

Assistant Director

Re: Acology, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-195866

Ladies and Gentlemen:

We have electronically filed on behalf of Acology, Inc. (the “Registrant”) Amendment No. 2 to the referenced Registration Statement on Form S-1. This amendment indicates the changes made from the prior filing. Below are responses to your comments set forth in your letter dated June 23, 2014, addressed to me, which are numbered in the same manner as your comments.

We have also repaginated the Registration Statement, updated certain information and corrected a number of typographical and other errors.

General

1.	Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, you issue penny stock and that you will need additional funding in order to continue operating but you have no current plans for additional financing. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response:

Rule 419(a)(2) defines a “blank check company” as one that:

(i)	Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) Is issuing “penny stock” . . . .

We do believe that we do not meet the criteria set forth in (i), above, and therefore, that Rule 419 does not apply to this offering, for the following reasons:

•	Under SFAS No. 7, a development-stage entity company is one that is devoting substantially all of its efforts to raising capital and establishing its business and principal operations. We are not a development-stage company because we have established our principal operations, as evidenced by the facts that we are purchasing inventory, are selling products and have revenues, among others.
•	We have a specific business plan, as indicated generally under the caption, “Description of Business,” commencing on page 22, and with greater precision under the caption “Plan of Operations,” on page 29.
•	We have not indicated that our business plan is to engage in “a merger or acquisition with an unidentified company or companies, or other entity or person.”
•	While, as the registration statement states, we need additional funding, this is not one of the factors (nor does it appear to be a matter that is analogous to either of the factors) specified in the definition of a blank check company.

We do not believe that, given its stage of development, our business is “proposed,” as stated in the comment. Further, we do not believe that, as stated in the comment, our business is “commensurate in scope with the uncertainty ordinarily associated with a blank check company.” By its nature, a blank check company is a company that is seeking a business, either by moving into the development stage or by acquiring an existing business; as such, the major uncertainty is whether the blank check company will acquire a business. As the registration statement and the prior discussion in our response to this comment indicate, clear, we have moved beyond the development stage and already have a business.

In light of the above, we do not think it appropriate to state that we are not a blank check company, since we clearly are not one. In this light, we do not understand why it is appropriate to make any disclosure as to our intention to acquire a business, since this intention would be relevant only if we were a blank check company.

2.	Your disclosure throughout the filing states that you were a shell company prior to the merger with D&C. Securities Act Rule 405 defines a shell company as a “registrant” that meets certain specified characteristics. We note that you filed a Form 15 in February 2009 terminating your registration under Section 12(g), after which it appears that you no longer had any reporting obligations and were no longer a “registrant.” It therefore does not appear appropriate for you to state that you were a shell company prior to the merger. Please advise why you believe you were a shell company, or delete this disclosure from the registration statement.

Response:

We are not a registrant under Section 12 of the Securities Exchange Act of 1934. However, we believe that Securities Act Rule 405 uses “Registrant” with reference to that term as defined in that rule. This definition reads: “The term registrant means the issuer of the securities for which the registration statement is filed.” [Italics in the definition.] We think that this term includes our company, at least from the moment when the registration statement was filed.

We think that the use of the term is also proper because it is used in its commonly understood sense, which is that of a company that has no material assets or operations, irrespective of whether it is a registrant under either of the above mentioned acts. The Commission has often used the term in the commonly understood sense. See, e.g., Securities Act Release 33-8869 (2008), promulgating amendments to Rule 144, in which the term is used both in relation to the definition in the Securities Act. Note that in subsection (i) of Rule 144, which makes the Rule unavailable to sale of issuers that are shell companies (and unless certain conditions are met, former shell companies) avoids the used of the term “shell company” by repeating the Rule 405 definition without reference to a “registrant,” perhaps to avoid misunderstanding because of the several senses in which the Commission and the legal and financial communities have used the term “shell company.”

We used the term in its generic sense because it seemed to us the best way to describe the company’s lack of substance immediately prior to the merger as a purely historical matter. We believe that readers of the registration statement will view it in that sense.

We also believe that the question of whether or not the company was or was not a shell company as defined in the rules under the Securities Act and/or the Exchange Act at some time in the past is not material to a present investment decision.

3.	We note that your common stock is not listed on an exchange or quoted on the OTCBB, OTCQX or OTCQB, and therefore you are ineligible to conduct an at the market offering. Please revise your disclosure throughout to state that the selling shareholders will sell their shares of common stock at an identified fixed price until your common stock is quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices.

Response:

We have complied with this comment.

Prospectus Cover Page

4.	We note your statement that “[a]s of the date of this Prospectus, the Common Stock will be quoted on and traded over the market maintained by OTC Markets Inc. known as “OTCQB” . . .” We note similar language on page three, page 35, and elsewhere in the prospectus. It is our understanding that OTCQB is not an issuer listing service, that only market makers can apply to quote securities on the OTCQB, and that issuers may contact an authorized OTCQB market maker for sponsorship of a security on the OTCQB. Please remove statements indicating that you will be quoted on the OTCQB and instead clarify whether you have contacted a market maker for sponsorship without suggesting that there is any guarantee of such sponsorship.

Response:

We have indicated that we intend to apply for quotation on OTCQB and that the acceptance of the application cannot be assured. We have also spoken with the staff of OTC Markets Group Inc., which has advised us that applications for quotation are to be made by the issuer, unlike applications made to the so-called “Bulletin Board,” which are made by market makers. We have reviewed the application form and have confirmed that it is to be submitted and signed by us.

5.	Please include the “Subject to Completion” legend and the disclosure required by Item 501(b)(10) of Regulation S-K.

Response:

The legend and the disclosure required by Item 501(b)(10) of Regulation S-K appear to be called for only if we intend to use the prospectus before the effective date of the registration statement. We do not intend to do so and accordingly do not believe that the legend and disclosure are called for.

6.	Please remove the disclosure in the last paragraph that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response:

We believe that this is standard language and is appropriate. While we cannot state that it is found in every registration statement, we have run a Google® search of “accurate only as of the date of this prospectus” and have found literally hundreds of uses, many of them very recent, of that or a similar phrase.

Prospectus Summary, page 1

7.	Please prominently disclose on the first page of your summary that you have a history of net losses and disclose the amount of your accumulated deficit.

Response:

We have complied with this comment.

8.	Please disclose that your two officers and directors beneficially own 85% of the outstanding common stock and therefore will exercise significant control over the company and all matters requiring the approval of shareholders.

Response:

We have complied with this comment.

The Merger, page 2

9.	On page three, you disclose that you also entered into a registration rights agreement with your private placement investors. Please disclose whether or not there are any cash penalties under the registration rights agreement. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Response:

We have complied with this comment.

Risk Factors, page 9

The market price for the Common Stock may be particularly volatile . . ., page 14

10.	We note your disclosure that your “public float” has been thinly traded. However, we note your disclosure on page 34 that of the over 4 billion shares issued and outstanding, only

14,785 are “free trading.” While it is unclear what you mean by “free trading,” it suggests that it may not be appropriate to imply that you have a public float, especially in light of the infrequent trading and the number of shares held by affiliates. Please advise and revise your disclosure accordingly.

Response:

We used the term in its commonly understood sense of securities that can be sold in the public securities markets without restriction; that is, shares that have been or are not required to be registered under the Securities Act. We have removed the words “with a public float” since we believe that the sentence in which it appears is understandable without them.

We have also added material casting doubt on the existence of a public market.

Because the Common Stock is not registered under the Exchange Act . . ., page 16

11.	We note your statement that your common stock is not registered under the Exchange Act. When a company files a registration statement under the Securities Act of 1933, and that registration statement becomes effective, the company has a reporting obligation under Section 15(d) of the Exchange Act. Please remove the statement that you common stock is not registered under the Exchange Act as that may imply to investors that you are not subject to the reporting requirements of the Exchange Act.

Response:

We included this risk factor because we thought it important to tell investors that because the common stock is not registered under section 12 of the Exchange Act, (i)  the Company and its officers, directors and 10% shareholders are not required to make the disclosures that would be required of them if the common stock were so registered, (ii) the Company will not be subject to the proxy rules and (iii) because the reporting obligation imposed by section 15(d) of the Exchange Act may be automatically suspended, perhaps permanently, as early as soon as January 1, 2016, shareholders might cease to receive any information about us. We think that removing the statement would give investors the impression that our reporting obligations under section 15(d) continue indefinitely, but they may not.

We ask that the Staff reconsider this comment.

Selling Security Holders, page 12

12.	Please disclose any position, office or other material relationship that any selling shareholder has had within the past three years with you or any of your predecessors or affiliates. We note, for example, that Richard S. Astrom served as president and sole director of Acology until March 4, 2014. See Item 507 of Regulation S-K.

Response:

We have complied with this comment.

13.	Please disclose how the selling shareholders acquired the securities they may offer and sell pursuant to the registration statement. Please describe the transactions in which the shares offered for resale were acquired, including the dates, the number of shares purchased in each transaction, and the purchase price, if any.

Response:

We have complied with this comment.

Description of Securities, page 21

14.	You disclosed that as of December 31, 2013, there were 49,442,762 shares of common stock outstanding and no shares of preferred stock outstanding. Please tell us which entity you are referring to in this disclosure. In addition, please tell us how you determine the outstanding share amount based on the information obtained from your prospectus summary on page 1.

Response:

We have complied with your comment asking us to identify the entity by rephrasing so as to name the issuer.

We determined the outstanding share amount from our transfer agent. As indicated, at there were 49,442,762 shares of Common Stock outstanding on December 31, 2013, of which 35,000,000 shares were surrendered immediately prior to the merger, leaving 14,442,762 shares. Mathematically, the effect of the reverse split would have reduced them to 14,443 shares. However, because, under the provisions relating to the reverse split, fractional shares were rounded up to the next whole share and because we rounded up on a “per certificate” rather than a “per holder” basis, with the result that holders of more than one certificate (Depository Trust Company, for example) received several full shares from the rounding up, we issued 14,875 shares of Common Stock in the reverse split.

Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders, page 22

15.	We note that you have included a discussion of federal income and estate tax consequences to non-U.S. holders. It is unclear why you have included this discussion, and, in particular, why it addresses non-U.S. holders. Please advise.

Response:

After considering the comment, we have determined that this discussion is inapposite and have removed it.

Description of the Business, page 24 General

16.	We note your website www.acologyinc.com, and your disclosure on the website that the global plastic container-packaging market could reach $820 billion globally by 2016, and that you are “uniquely positioned to exploit this market.” Please explain how the market for global plastic container-packaging generally is applicable to you, especially considering the unique and limited focus of your product. We further note your statement that “[e]xisting and developing relationships with highly respected distributors in North America, Europe and Australia will make Acology Inc. profitable and competitive for decades.” Please provide us with the names of such distributors and explain why you believe these are “highly respected distributors” and how you believe that you will be profitable for decades given your limited operating history. Based on the current disclosure in your prospectus and your sale of only 125,000 units in 2013, it does not appear that your business is as developed as is suggested by your website. Please advise.

Response:

In light of your comment, we examined our website and concluded that the disclosures that you cited were overly optimistic (“uniquely positioned to exploit this market” and “[e]xisting and developing relationships with highly respected distributors in North America, Europe and Australia will make Acology Inc. profitable and competitive for decades”) or subjective (“highly respected distributors”) and have revised our website. We think that these revisions also are responsive to your concerns as to whether our business is as developed as the website suggests.

17.	Based on our review of your website, www.themedtainer.com, it appears that one of the primary markets for your main product, the Medtainer, is users of marijuana Please advise whether this is your intended market and whether your currently market the Medtainer in any other markets. Please also revise your disclosure to discuss the principal markets for your products. See Item 101(h)(4)(i) of Regulation S-K.

Response:

The Medtainer is a suitable for storing and shredding marijuana and we market the Medtainer as usable for this purpose, among others. However, we do not believe that advertising, which is indicative of a target for sales, is indicative of the existence of a principal market, which we think can be established only from sales data.

We do not know what portion of sales over our Medtainer website, which constitutes about 5% of our revenues, is attributable to persons who use the Medtainer for this purpose (i) since we do not ask our customers to state how they intend to use their purchases and (ii) because there is no separate configuration for the Medtainer for marijuana-related use from which we could infer whether it was purchased for marijuana-related use. Sales to our distributors constitute approximately 95% of our revenues, but we do not know the purposes for which Medtainers that we sell to them are used, since we have no information for what purpose the customers of their customers (our distributors are wholesalers) purchase the Medtainer. Thus, our distributors constitute a principal market for the Medtainer and while we advertise that the Medtainer may be used to store and shred marijuana, we are unable to ascertain whether the persons who purchase the Medtainer for this or any other purpose constitute a principal market.

Based on the foregoing, we have revised to indicate that our distributors constitute a principal market and that while the Medtainer may be used for several purposes, we are unable to ascertain to what extent sales for any of these purposes constitutes a principal market.

18.	According to Note 5 of the financial statements, one of your largest customers accounted for approximately 51% of sales. Please disclose the name of such customer and file any agreement with such customer as an exhibit to the registration statement. See Item 101(h)(4)(vi) of Regulation S-K.

Response:

We believe that we have already furnished the name of this customer (IGreen Planet Store, Ltd.) and the amount of our products sold to it (approximately 70%) under the caption “Sales and Distribution” on page 24. We filed our agreement with this customer as Exhibit 10.8 to the registration statement.

We have also disclosed under the same caption the name of our other distributor, TSD Worldwide, Inc., and have filed our agreement with it as Exhibit 10.7.

Products, page 25

19.	We note that the “TSOS Container” is your “core product.” Please clearly state whether you sell any other products at this time, or whether the TSOS Container is your only product. To the extent it is your only product, please update your disclosure here and elsewhere throughout the prospectus as appropriate.

Response:

We have revised the disclosure relating to the TSOS Container to indicate that presently, it is our only product and that we are selling it only in its 20-dram configuration.

20.	Please tell us the basis for the disclosure that the TSOS Container adheres to the compliance standards of the medical container industry.

Response:

We have removed the relevant phrase.

Source of Products

21.	We note that the Distributorship Agreement with Polymation filed as Exhibit 10.6 is dated August 13, 2013. In your disclosure in this section, you reference an agreement with Polymation dated October 11, 2013. Please advise whether there is an additional agreement with Polymation, and, if so, please file such an agreement as an exhibit to the registration statement. If not, please reconcile the dates in the disclosure and Exhibit 10.6.

Response:

We have revised as suggested. There is no additional agreement.

22.	We note the disclosure that you granted Polymation an exclusive license to use your trademark “Medtainer.” However, under Clause 2 of the agreement filed as Exhibit 10.6, it appears that Polymation granted you an exclusive license to its trademark “Medtainer.” Please advise and revise your disclosure here and elsewhere as appropriate.

Response:

We have revised to indicate that we assigned the trademark to Polymation and received an exclusive license back.

Sales and Distribution, page 26

23.	We note that you sell 95% of your products to wholesalers. Please clarify the number of wholesalers you supply and whether you have agreements with any of them. To the extent that TSD Worldwide and IGreen Planet Store are your only distributors, please clearly state this fact.

Response:

We have revised to indicate that TSD Worldwide and IGreen Planet Store are our only distributors. We have already disclosed the existence and terms of our agreement with them and filed them as exhibits. Please see our response to Comment 18.

24.	Please correct the website address for your corporate website so that it reads “www.acologyinc.com” instead of www.acolyginc.com.

Response:

We have complied with this comment.

25.	We note your discussion of the agreement with TSD Worldwide, and that you are determining whether to “continue purchasing products under the agreement” or to terminate it. Based on the description of the agreement, it appears that TSD Worldwide actually purchases products from you. Please explain this discrepancy in the disclosure and revise accordingly.

Response:

We have complied with this comment by changing the language quoted in the comment to “continue selling products under the agreement.”

Patents, Trademarks and Other Intellectual Property, page 27

26.	Please disclose whether the term “Medtainer” is registered as a trademark and discuss whether the mark you are seeking for the name TSOS Container is affected by a registered trademark for the same product.

Response:

As indicated in the discussion under the caption “Source of Products” on page 24, Polymation owns the Medtainer trademark as a result of our assignment of that trademark to Polymation. Information as to the ownership of the trademark may be found here: http://tmsearch.uspto.gov/bin /showfield?f=doc&state=4810:meq300.2.1. We have indicated that the trademark is registered in the second paragraph under the caption “Source of Products.”

Neither we nor Polymation intends to register “TSOS Container” as a trademark right now, although one of us may do so. We note that an online search of the trademarks registered with the U.S. Patent Office shows no registration for “TSOS Container” and a single registration for “TSOS” in relation to developing, constructing, and administering tests and a testing and credentialing program in the field of traffic signals and signal system. If we or Polymation were to apply for registration of this mark, we do not believe that it would be rejected, because TSOS Container is not sufficiently similar to the registered mark and the related services are dissimilar.

27.	We note your statement that you have licensed a patent that you own to Polymation. Please specify which patent you own and have licensed. We note that Polymation appears to own the patent for the TSOS Container.

Response:

We misstated and have revised in light of the fact that Polymation owns the patent for the TSOS Container.

Competition, page 27

28.	We note your list of competitors. Given the current stage of your business, please explain why you believe that you compete with these established companies. In the alternative, please delete such disclosure or contextualize the disclosure by discussing your stage of development vis-à-vis these other companies.

Response:

We have revised by deleting as suggested and revising the remainder of the disclosure.

Regulation, page 28

29.	We note the statement that your products are regulated by the Food and Drug Administration and the Consumer Products Safety Commission. As currently drafted, your disclosure implies that your particular products are reviewed, regulated, and/or approved by such agencies. Please revise you disclosure to clarify whether your products are subject to any specific government regulations aside from those applicable to all consumer products. Please also revise your related risk factor on page 10, as appropriate.

Response:

We have revised as suggested.

Description of Property, page 28

30.	We note that your office is made available to you by your chief executive officer. Please file any agreement you have with your chief executive officer as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement, please file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. Please refer to Question 146.04 of the Division of Corporation Finance Regulation S-K Compliance & Disclosure Interpretations found on the Commission’s web site.

Response:

There is no verbal agreement. Our chief executive officer has simply made space available without cost. The Registrant and our chief executive officer have never agreed upon, or even discussed terms.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

31.	We note your disclosure on page 29 that you raised $40,000 in “the Private Placement” and paid the proceeds to Richard Astrom pursuant to the provisions of the Merger Agreement. However, it appears that Richard Astrom, through his control of Dixie Assets Management, Inc., and his wife, through Carrizo LLC, were purchasers in the private placement and are now registering their shares for resale. Please advise how Mr. Astrom purchased in the private placement and then the proceeds were essentially returned directly to him.

Response:

Mr. Astrom made an investment decision to participate in the private placement. Since the use of the proceeds of the private placement to repay a portion of the principal amount of the promissory note was prescribed by the merger agreement, its proceeds were paid to him for that purpose. This result is the same as would have occurred if he had received $40,000 and then invested in the private placement.

Results of Operations, page 29

32.	On page 31, you indicate that there is no quarter in 2013 to compare with the quarter ended March 31, 2014. Given that you have included financial information for fiscal quarter ended

March 31, 2013 on pages 53 and 54, please revise your results of operations to compare the quarter ended March 31, 2014 with the quarterly period from Inception (January 29, 2013) to March 31, 2013. Please also discuss any material changes in financial condition for the same corresponding interim periods, if applicable. Refer to Item 303(b) of Regulation S-K.

Response:

We have complied with this comment.

Liquidity and Capital Resources, page 30

33.	Please correct your disclosure to state that the convertible promissory note is due on March 4, 2015, as opposed to March 4, 2014.

Response:

We have complied with this comment.

Market Price, Dividends and Related Shareholder Matters, page 34

34.	You indicate that your share and price information has been adjusted for a 1 for 1,000 reverse stock split that occurred on February 14, 2014. However, on page three, you indicate that the reverse stock split took place on January 9, 2014. Please revise your disclosures accordingly.

Response:

We have complied with this comment.

35.	We note that your common stock has been very thinly traded. The existence of limited or sporadic quotations is not of itself deemed to constitute and established public trading market. Please clearly state that there is no established public trading market for your common stock. See Item 201(a)(1)(i) of Regulation S-K. Please include a similar statement in your prospectus summary.

Response:

We have complied with this comment.

36.	Please explain why you believe that there are no shares of common stock that could be sold pursuant to Rule 144.

Response

Since we are a former shell company (i.e., one described in Rule 144(i)(1)(ii)), Rule 144 is not presently available for resales of our restricted securities, which comprise all shares of our common stock other than the 14,785 shares in the public float. Under Rule 144(i)(2), the earliest date on which that rule will be available for such resales is 1 year after the registration statement was filed.

In addition, since our common stock is not registered under section 12 of the Exchange Act, the holding period for our restricted securities is 1 year and none of our restricted securities has been held for that amount of time.

Directors, Executive Officers, Promoters and Control Persons – Related Party Transactions, page 36

37.	We note the significant restrictions on your business contained in the promissory note issued to Mr. Astrom, including that Mr. Astrom must consent to any merger, business combination or other reorganization and that the company may not file a registration statement under the Securities Act until one year after the date on which Mr. Astrom shall have first converted any portion of the convertible promissory note into shares of common stock. Please include a discussion of the material risks to your business imposed by such restrictions, including any ability to raise additional funds in a registered offering. Please also revise your prospectus summary to disclose the control that Mr. Astrom continues to maintain in the business.

Response:

We have complied with this comment by adding material under the caption “The Convertible Promissory Note” on page 35 and to the Prospectus Summary on page 1.

38.	We note that you have financed your operations primarily through capital contributions of $141,986 from your officers. Please include the disclosure required by Item 404 of Regulation S-K with respect to such transactions. Please also file any agreements relating to such transactions as exhibits to the registration statement.

Response:

We have complied with this comment by adding the requested disclosure. There are no agreements with respect to these transactions.

39.	Based on the disclosure in the Selling Shareholders section, it appears that Richard S. Astrom purchased shares in a private placement on March 4, 2014. Please include the disclosure required by Item 404 of Regulation S-K with respect to this transaction.

Response:

We have complied with this comment by adding the requested disclosure. There are no agreements with respect to these transactions other than those previously filed.

Security Ownership of Certain Beneficial Owners and Management, page 39

40.	Please update the disclosure in this section to furnish the information as of the most recent practicable date. See Item 403(a) of Regulation S-K.

Response:

We have complied with this comment.

Financial Statements

Note 3 – Members’ Equity, page 50

41.	You disclose that your members received distributions aggregating $137,157 for the period from January 29, 2013 to December 31, 2013 and these distributions are recorded as compensation in general and administrative expenses. Please revise your disclosure to clarify whether your members received distributions or were compensated for services rendered to the company. If you consider these payments as distributions, please tell us how you determined that it was appropriate to record these distributions as compensation expense rather than as a return of capital.

Response:

We have complied with this comment by revising to indicate that these payments were for services rendered to the company.

Note 6 - Subsequent Events, page 51 Note 7 – Subsequent Events, page 59

42.	You disclose that subsequent events were evaluated as of the day the financial statements were available for issuance. Please revise to disclose the specific date through which subsequent events have been evaluated. Please refer to ASC 855-10-50-1.

Response:

We have complied with this comment.

Consolidated Statement of Operations, page 53

43.	Please revise your statement of operations to include earnings per share information for all periods presented. Refer to ASC 260-10-15-2.

Response:

We have complied with this comment.

Undertakings, page 63

44.	Please remove the undertaking in Item 512(a)(5)(i) of Regulation S-K as it does not appear applicable to your offering.

Response:

We have complied with this comment.

Very truly yours,

ACOLOGY, INC.

By: /s/ Curtis Fairbrother

Curtis Fairbrother